ADVANCING ECO AGRICULTURE INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

ADVANCING ECO AGRICULTURE INC.
4551 Parks West Road
Middlefield, OH 44062

1. **Background**. The undersigned understands that Advancing Eco Agriculture Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. The Company is also offering the Shares (as defined below) to select accredited investors pursuant to SEC Regulation D under a different subscription agreement. The crowdfunding Offering that is the subject of this subscription agreement is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***"). The Company is offering to both accredited and non-accredited investors up to 28,058 (twenty eight thousand and fifty eight) non-voting shares of its Series A-1 Preferred Stock, $0.000001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $181.50 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $1,199,888.50 in the Offering, then the undersigned will receive (i) an "early bird" discount of 7.2%, which will reduce the purchase price to $168.50 per Share (such purchase price whether with or without the "early bird" discount, the "***Purchase Price***"), and (ii) a $33,700,000 pre-money valuation instead of a $36,300,000 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,044.50 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $4,999,954.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.

(a) *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of

the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

(d) *Shareholders Agreement*. The undersigned acknowledges that the common stockholders of the Company are parties to an Amended and Restated Shareholders Agreement dated July 19, 2023, as from time to time amended, that contains, among other things, provisions concerning the voting rights and obligations of common shareholders, tag-along and drag-along rights and other provisions. Undersigned further acknowledges that it is not a party to the Shareholders Agreement and has no rights or responsibilities under the Shareholders Agreement.

(e) *Resales*. The undersigned shall sell, offer, assign, pledge or otherwise dispose of any interest in any Shares without the advance written consent of the Company. (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), except pursuant to (i) any sale of Shares to the public pursuant to an underwritten offering registered under the Securities Act of 1933, as amended (the "Securities Act"), or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act or (ii) the provisions of this Section 2.

(f) *Drag Along Rights*. The Shares shall be subject to the drag-along rights set forth in Schedule A hereto.

3. **Closing**.

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place on a rolling basis prior to the Offering Deadline if the Company provides five (5) business days' notice to the undersigned. The rolling closes shall take place through the Portal and the final closing shall occur in accordance with the timing set out in the Form C (each a "***Closing Date***").

(b) *Closing Conditions*. The Closing and any prior rolling close is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate

subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall file the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the

undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned

understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and Bylaws of the Company, or under

applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Major Investor Rights; Additional Rights of All Investors**.

(a) *Information Rights*. The Company will furnish to the undersigned if the undersigned has invested at least One Hundred Thousand Dollars ($100,000) in this offering and has thereby become a Major Investor (a "***Major Investor***") annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C-AR shall be deemed to satisfy the requirement to provide annual financial information described above.

(b) *Confidentiality*. Anything in this Agreement to the contrary notwithstanding, no investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, consultant, director or holder of three percent (3%) or more of shares or units of a competitor, or for a period of at twenty four (24) months after such Major Investor ceases to have such a relationship with a competitor. Recognizing that the company has full right to expand the definition of competitor as its business operations and business plans evolve, a competitor is considered to be any business engaged in crop consulting, crop analytics, training, education and content production on plant nutrition and agronomy, agriculture nutritional input manufacturing, distribution or sales. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) *Participation Right*.

(i) *General*. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(d)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company

then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii) *New Securities*. "***New Securities***" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "***Board***"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(d). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 8(d) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv) *Failure to Exercise*. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If a Major Investor fails to exercise in full the right of first refusal on any issuance or offering of New Securities such Major Investor shall no longer have a right of first refusal on future issuances or sales of New Securities and the provisions set forth in this Section 8(c) shall no longer be applicable to such Magor Investor.

9. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. **Market Stand-Off**. If so requested by the Company or any representative of the

underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective or qualification date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11. **General Provisions**

11.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11.4. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

11.5. *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

11.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

11.7. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.8. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

11.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining

provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

11.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

11.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

11.13. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

11.14. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

11.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of ___________________.

Number of Shares: _____________

Aggregate Purchase Price: _____________

COMPANY:

ADAVANCING ECO AGRICULTURE INC.

By: __________________________________

Name: _Jason Hobson____________________

Title: _Chief Executive Officer____________

SUBSCRIBER:

____

Read and Approved
(For IRA Use Only):

By: ________________________________

By: _________________________________

Name: __________________________________

Title: __________________________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[ ] Not Accredited

SIGNATURE PAGE TO
SUBSCRIPTION AGREEMENT

SCHEDULE A
Drag-Along Rights

(a) **Participation.** At any time, if one or more common shareholders ("Common Shareholders") holding no less than a majority of all the Common Shares (such Common Shareholder or Common Shareholders, the "**Dragging Shareholder**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Shareholder shall have the right, after delivering a written notice (a "**Drag-along Notice**") to require that each holder of preferred shares (each, a "**Drag-along Shareholder**") participate in such sale in the manner set forth below.

(b) **Sale of Preferred Shares.**

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Common Shares of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each preferred stockholder hereby agrees that, if requested by the Dragging Shareholder, it will transfer to such Third Party Purchaser on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) as to be paid and given to the Dragging Shareholder, the number of preferred shares equal to the number of preferred shares owned by it multiplied by the percentage of the then outstanding shares to be sold.

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Shareholders, each Drag-along Shareholder shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) **Sale Notice.** The Dragging Shareholder shall exercise its rights pursuant to this Schedule by delivering a Drag-along Notice to the Company and each Drag-along Shareholder no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) business days prior to the closing date of such Drag- along Sale. The Drag-along Notice shall make reference to the Dragging Shareholders' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Shares are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of each class or series of Shares to be sold by the Dragging Shareholder, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non- cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Share of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale.** The obligations of the Drag-along Shareholders in respect of a Drag-along Sale are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Shareholder shall be the same form and amount of consideration to be received by the Dragging Shareholder per Share of each applicable class or series and the terms and conditions of such sale shall be the same as those upon which the Dragging Shareholder sells its Shares; and

(ii) Each Drag-along Shareholder shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Shareholder makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Shareholder shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Shares, its authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Shareholder, and other material matters directly relating to such Drag-along Shareholder, but not with respect to any of the foregoing with respect to any other Shareholders or their Shares; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Shareholder and each Drag-along Shareholder severally and not jointly and any indemnification obligation shall be several and may in no event exceed its pro rata share of the consideration received by the Dragging Shareholder and each Drag-along Shareholder, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Shareholder and each such Drag-along Shareholder in connection with the Drag-along Sale.

(e) **Cooperation.** The Drag-along Shareholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Shareholder.

(f) **Consummation of Sale.** The Dragging Shareholder shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed an additional thirty (30) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Shareholder has not completed the Drag-along Sale, the Dragging Shareholder may not then exercise its rights without again fully complying with the provisions of this Schedule.

(g) Definitions. Capitalized terms used in this Schedule and not otherwise defined shall have the meanings set forth below:

"Change of Control" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company's subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Shares on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Common Shareholders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"Fully Diluted Basis" means, as of any date of determination, (a) with respect to all the Company's common and preferred shares, all issued and outstanding common and preferred shares of the Company and all shares issuable upon the exercise of any outstanding Share Equivalents as of such date, whether or not such Share Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of shares, all issued and outstanding shares designated as such type, class or series and all such designated shares issuable upon the exercise of any outstanding Share Equivalents as of such date, whether or not such Share Equivalent is at the time exercisable.

“Permitted Transfer” means any transfer from one existing shareholder to another existing shareholder and shall not apply to any of the following transfers by any shareholder of any of its Shares or Share Equivalents, provided in each case such permitted Transferee (a “Permitted Transferee”) enters into a Joinder Agreement and executes any other documents or certifications as the Board of Directors may reasonably request:

(i) With respect to any Shareholder who is an individual, to (i) such Shareholder's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"), (ii) a trust under which the distribution of Shares may be made only to such Shareholder and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Shareholder during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Shareholder and/or Family Members of such Shareholder, or (v) by will or by the laws of intestate succession, to such Shareholder’s executors, administrators, testamentary trustees, legatees or beneficiaries; provided, that any Shareholder who Transfers Shares shall remain bound by the provisions of Section 11.01; or

(ii) With respect to any Shareholder that is an entity, to the shareholders, partners, or members of such entity or to another Affiliate of such entity.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Shares (or applicable Share Equivalents) or preferred shares.

“Share Equivalents” means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for common or preferred shares, and any option, warrant or other right to subscribe for, purchase or acquire common or preferred shares.

“Shares” means the Company’s common shares.